UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 12, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

VIMPELCOM’S SUBSIDIARY SUBMITS FORMAL NOTICE OF ARBITRATION

AGAINST THE ALGERIAN GOVERNMENT

Amsterdam (April 12, 2012) - “VimpelCom Ltd” (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, announces that earlier today its subsidiary, Orascom Telecom Holding S.A.E. (“OTH”), submitted a formal Notice of Arbitration against the government of the People’s Democratic Republic of Algeria in respect of actions taken by the Algerian government against Orascom Telecom Algerie (“OTA”). The claim in the Notice of Arbitration is being made under the arbitration rules of the United Nations Commission on International Trade Law.

In its Notice of Arbitration, OTH asserts that since 2008 its rights under the Agreement on the Promotion and Reciprocal Protection of Investments between Egypt and Algeria have been violated by actions taken by the Algerian government against OTA, including the recent court judgment against OTA and a member of its senior executive team imposing a total fine of 99 billion Algerian Dinar (approximately USD 1.3 billion) and a criminal sentence against a member of OTA’s senior executive team.

VimpelCom continues to be open to finding an amicable resolution with the Algerian government that is mutually beneficial to both parties.

OTA is 96.8% owned by OTH, which, in turn, is 51.9% owned by VimpelCom.

Disclaimer

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the international arbitration filed by OTH and the possibility of an amicable resolution. These forward-looking statements are based on management’s best assessment of the Company’s legal position in the arbitration and the current status of the negotiations between the parties. The actual outcome may differ materially from these statements and there can be no assurance that OTH will succeed in the arbitration or that there will be an amicable resolution. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Vietnam, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 864 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	Tel: +31 (0)20 79 77 200 (Amsterdam)
Tel: +31 (0)20 79 77 203 (Amsterdam)